SG Commercial Mortgage Securities, LLC
245 Park Avenue
New York, New York 10167
(212) 278-6461

 November 18, 2015
Securities and Exchange Commission
Office of Structured Finance
100 F Street, N.E.
 Washington, DC 20549
Re:	SG Commercial Mortgage Securities, LLC
Registration Statement on Form SF-3(Commission File No. 333-207074)
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, SG Commercial Mortgage Securities, LLC (the "Company"), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 10:00 a.m., Washington, D.C. time, on November 24, 2015 or as soon thereafter as practicable.
The Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The Company acknowledges that (a) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

SG COMMERCIAL MORTGAGE SECURITIES, LLC

By:	/s/ Wayne Potters
Name: Wayne Potters
Title: President

cc:	Frank Polverino, Esq.
Cadwalader, Wickersham & Taft LLP

Shelf Acceleration Request